SCHEDULE 13D

CUSIP No. 512815-10-1


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)

                            Lamar Advertising Company
                                (Name of Issuer)

                Class A Common Stock, $0.001 Par Value Per Share
                         (Title of Class of Securities)

                                  512815-10-1
                                 (CUSIP Number)

                                  L. Lowry Mays
                               200 East Basse Road
                            San Antonio, Texas 78209
                    --------------- -------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 7, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [__] .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CLEAR CHANNEL COMMUNICATIONS, INC.

2        Check the Appropriate Box If a Member of a Group*             (a)  |_|
                                                                       (b)  |X|

3        SEC Use Only

4        Source of Funds

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   10,365,073*
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            10,365,073*

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            10,365,073*

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares


13       Percent of Class Represented By Amount in Row (11)

                                    12.57%

14       Type of Reporting Person

                  CO

* The Reporting Person expressly disclaims (i) the existence of any group, and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  AMFM INC.

2        Check the Appropriate Box If a Member of a Group*             (a)  |_|
                                                                       (b)  |X|

3        SEC Use Only

4        Source of Funds

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   10,365,073*
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            10,365,073*

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            10,365,073*

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares


13       Percent of Class Represented By Amount in Row (11)

                                    12.57%

14       Type of Reporting Person

                  CO

* The Reporting Person expressly disclaims (i) the existence of any group, and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.





1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         AMFM HOLDINGS INC.

2        Check the Appropriate Box If a Member of a Group*             (a)  |_|
                                                                       (b)  |X|

3        SEC Use Only

4        Source of Funds

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   10,365,073*
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            10,365,073*

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            10,365,073*

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares


13       Percent of Class Represented By Amount in Row (11)

                                    12.57%

14       Type of Reporting Person

                  CO

* The Reporting Person expressly disclaims (i) the existence of any group, and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         CAPSTAR BROADCASTING PARTNERS, INC.

2        Check the Appropriate Box If a Member of a Group*             (a)  |_|
                                                                       (b)  |X|

3        SEC Use Only

4        Source of Funds

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   10,365,073*
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            10,365,073*

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            10,365,073*

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares


13       Percent of Class Represented By Amount in Row (11)

                                    12.57%

14       Type of Reporting Person

                  CO

* The Reporting Person expressly disclaims (i) the existence of any group, and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         AMFM OPERATING INC.

2        Check the Appropriate Box If a Member of a Group*             (a)  |_|
                                                                       (b)  |X|

3        SEC Use Only

4        Source of Funds

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   10,365,073*
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            10,365,073*

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            10,365,073*

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares


13       Percent of Class Represented By Amount in Row (11)

                                    12.57%

14       Type of Reporting Person

                  CO

* The Reporting Person expressly disclaims (i) the existence of any group, and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

         This Amendment No. 4 to Schedule 13D amends and supplements items 2, 4, 5 and 6 contained in the Schedule 13D initially filed with the Securities and Exchange Commission (the "Commission") on or about June 11, 1999 (the "Initial 13D"), as amended by the Schedules 13D/A filed on or about March 10, 2000 (the "First Amended 13D"), September 6, 2000 (the "Second Amended 13D"), and January 23, 2001 (the "Third Amended 13D" and, together with the First Amended 13D, the Second Amended 13D and the Third Amended 13D, the "Amended 13Ds") by AMFM Holdings Inc. (f/k/a Chancellor Mezzanine Holdings Corporation), AMFM Operating Inc. (f/k/a Chancellor Media Corporation of Los Angeles), AMFM Inc. (f/k/a Chancellor Media Corporation), Capstar Broadcasting Partners, Inc. (with respect to the First and Second Amended 13Ds) and Clear Channel Communications, Inc. (with respect to the Second and Third Amended 13Ds), with respect to the Class A Common Stock, $0.001 par value (the "Common Stock"), of Lamar Advertising Company (the "Company"). Items 1 and 3 remain unchanged. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Initial 13D. The Initial 13D is amended and supplemented as follows:

Item 2.  Identity and Background

         Item 2 is to be amended as follows:

         (a)    Name of Person(s) Filing this Statement (the "Filing Parties"):

                Clear Channel Communications, Inc., a Texas corporation
                  ("Clear Channel");
                AMFM Inc., a Delaware corporation ("AMFM");
                AMFM Holdings Inc., a Delaware corporation ("AMFM Holdings"); Capstar Broadcasting Partners, Inc., a Delaware corporation
                  ("Capstar"); and
                AMFM Operating Inc., a Delaware corporation ("AMFM Operating").

         (b)      Principal Business and Office Address:

                  The address of the principal business office of Capstar is 200 East Basse Road, San Antonio, Texas 78209.

         (c)      Present Principal Business:

                  Capstar is a business organization principally engaged in the radio broadcasting industry.

         (d)      Convictions in Criminal Proceedings During the Last 5 Years:

                  Capstar has not been convicted in a criminal proceeding during the last 5 years.

         (e)      Proceedings Involving Federal or State Securities Laws:

                  Capstar has not, during the last 5 years, been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f)      Citizenship

                  Capstar is organized under the jurisdiction indicated in paragraph (a) of this Item 2.

         The attached Schedule I is a list of the directors and executive officers of the Filing Parties which contains the following information with respect to each person:

         (i) name;

         (ii) principal business address; and

         (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         None of the directors or executive officers of Capstar has been convicted in a criminal proceeding during the last 5 years.

         None of the directors or executive officers of Capstar has, during the last 5 years, been a party to any civil proceeding as a result of which he or she was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Each director and officer of Capstar identified on Schedule I is a United States citizen.

Item 4.  Purpose of Transaction

         Item 4 is to be amended as follows:

         On August 30, 2000, Clear Channel and AMFM consummated the merger (the "Merger") of AMFM with and into CCU Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Clear Channel ("Merger Sub"), as provided by the Agreement and Plan of Merger, dated as of October 2, 1999, by and among Clear Channel, AMFM and Merger Sub.

         In connection with the Merger, Clear Channel and AMFM entered into a Consent Decree with the United States Department of Justice (the "Consent Decree"), pursuant to which AMFM agreed to dispose of all of its 26,227,273 shares of Common Stock by December 31, 2002 (the "Sell Down"). The description of the Consent Decree contained herein is qualified in its entirety by reference to the Consent Decree, which was filed as Exhibit 99(a) to the Second Amended 13D and is incorporated herein by reference in response to this Item 4.

         On January 11, 2001, in connection with the Sell Down, AMFM Operating, a wholly-owned subsidiary of AMFM and holder of record of the Common Stock, sold 5,000,000 shares of Common Stock, as disclosed in the Third Amended 13D. On January 29, 2001 an additional 750,000 shares of Common Stock were purchased by the underwriter from AMFM Operating at a price to AMFM Operating of $42.25 per share to cover over-allotments. The sales were made pursuant to an underwriting agreement (the "First Underwriting Agreement") and registration statement on Form S-3 (the "Registration Statement") filed by the Company in accordance with the Amended and Restated Registration Rights Agreement (as defined in Item 6 below) on September 8, 2000, and which was declared effective by the Securities and Exchange Commission on September 21, 2000. The terms of the First Underwriting Agreement are described in greater detail in Item 6 below.

         On June 7, 2001, in connection with the Sell Down, AMFM Operating sold an additional 8,000,000 shares of Common Stock at a price to AMFM Operating of $40.00 per share. The sales were made pursuant to an underwriting agreement (the "Second Underwriting Agreement") and the Registration Statement. The terms of the Second Underwriting Agreement are described in greater detail in Item 6 below.

         Notwithstanding the foregoing and subject to the terms and conditions of the Consent Decree, the Filing Parties reserve the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Filing Parties, market conditions or other factors.

Item 5.  Interest in Securities of Issuer

         Item 5 is to be amended as follows:

         (a) and (b) Each of the Filing Parties may be deemed to have beneficially owned in the aggregate 10,365,073 shares of the Common Stock of the Company by virtue of AMFM Operating's ownership of such shares. The aggregate number of shares of Common Stock covered by this Schedule 13D represents approximately 12.57% of the outstanding shares of Common Stock as of June 7, 2001 (the most recent date for which the Company's outstanding share information has been made available to the Filing Parties).

         Based upon the terms of the Company's certificate of incorporation, the shares of Class A Common Stock and Class B Common Stock outstanding and entitled to vote on matters submitted to stockholders as a single class (except as otherwise required by Delaware law), with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes. Therefore, each of the Filing Parties may be deemed to have shared voting power representing approximately 4.17% of the outstanding voting power of the Company as of June 7, 2001.

         Each of the Filing Parties disclaims beneficial ownership of all shares of Common Stock covered by this Schedule 13D not owned of record by it.

         (c) Except as set forth herein, to the knowledge of the Filing Parties with respect to the other persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of the Common Stock during the past 60 days.

         (d)      None.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

         Item 6 is to be amended as follows:

         On September 15, 1999, the Company, AMFM Holdings, AMFM Operating, and the Reilly Family Limited Partnership entered into that certain Stockholders Agreement (the "Stockholders Agreement") (a copy of which was filed as Exhibit 99(b) to the First Amended 13D and is incorporated herein by reference in response to this Item 6). Also on September 15, 1999, the Company, AMFM Operating and AMFM Holdings entered into that certain Registration Rights Agreement (the "Registration Rights Agreement") (a copy of which was filed as Exhibit 99(c) to the First Amended 13D and is incorporated herein by reference in response to this Item 6). In connection with the Sell Down, the Company, AMFM Operating, AMFM Holdings, Clear Channel, and the Reilly Family Limited Partnership entered into the First Amendment to the Stockholders Agreement dated as of July 19, 2000 (the "Amendment") (a copy of which was filed as Exhibit 99(b) to the Second Amended 13D and is incorporated herein by reference in response to this Item 6). Also in connection with the Sell Down, the Company, AMFM Operating, AMFM Holdings and Clear Channel entered into an Amended and Restated Registration Rights Agreement dated as of July 19, 2000 (the "Amended and Restated Registration Rights Agreement") (a copy of which was filed as
Exhibit 99(c) to the Second Amended 13D and is incorporated herein by reference in response to this Item 6). The descriptions of the Stockholders Agreement, the Registration Rights Agreement, the Amendment, and the Amended and Restated Registration Rights Agreement incorporated herein by reference are qualified in their entirety by reference to the applicable agreements.

         In connection with the Sell Down, on January 11, 2001, the Company, AMFM Operating, and Deutsche Banc Alex. Brown Inc. (the "Underwriter") entered into that certain Underwriting Agreement (the "First Underwriting Agreement") (a copy of which is incorporated as Exhibit 99(a) to this Schedule 13D by reference to the current report on Form 8-K (File No. 000-30242) filed by the Company on January 12, 2001, and is incorporated herein by reference in response to this
Item 6) pursuant to which the Underwriter agreed to purchase, and AMFM Operating agreed to sell, 5,000,000 shares of the Common Stock. In addition, AMFM Operating, pursuant to the terms of the First Underwriting Agreement, granted the Underwriter the right to purchase up to 750,000 additional shares of the Common Stock at a price of $42.25 per share to cover over-allotments, which right was exercised on January 26, 2001 resulting in $31,687,500 aggregate proceeds to AMFM Operating. The Common Stock was offered to the public from time to time for sale in one or more negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, subject to receipt and acceptance by the Underwriter, and subject to its right to reject any order in whole or in part.

         In connection with the Sell Down, on June 4, 2001, the Company, AMFM Operating, and the Underwriter entered into that certain Underwriting Agreement (the "Second Underwriting Agreement") (a copy of which is incorporated as Exhibit 99(b) to this Schedule 13D by reference to the current report on Form 8-K (File No. 000-30242) filed by the Company on June 7, 2001, and is incorporated herein by reference in response to this Item 6) pursuant to which the Underwriter agreed to purchase, and AMFM Operating agreed to sell, 8,000,000 shares of the Common Stock at a price of $40.00 per share, resulting in $320,000,000 aggregate proceeds to AMFM Operating. The Common Stock is to be offered to the public from time to time for sale in one or more negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, subject to receipt and acceptance by the Underwriter, and subject to its right to reject any order in whole or in part.

         In addition, pursuant to the terms of the Second Underwriting Agreement and lock-up agreements (copies of which are filed as Exhibit 99(c) and (d) to this Schedule 13D and are incorporated herein by reference in response to this
Item 6) entered into on June 5, 2001 between AMFM Operating and Clear Channel, as the case may be, and the Underwriter, AMFM Operating and Clear Channel agreed not to offer, sell, sell short or otherwise dispose of any shares of Common Stock of the Company or other capital stock of the Company, or any other securities convertible, exchangeable or exercisable for Common Stock or derivative of Common Stock owned by such person (or as to which such person has the right to direct the disposition of) for a period of 90 days after the date of the Second Underwriting Agreement, except with the prior written consent of the Underwriter or except as may be expressly permitted by the terms of such agreements.

         The descriptions of the First Underwriting Agreement, the Second Underwriting Agreement, and the lock-up agreements incorporated herein by reference are qualified in their entirety by reference to the applicable agreements. The information set forth in Items 2 and 4 above and the Exhibits filed herewith are incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits

99(a)Underwriting  Agreement,  dated as of January 11, 2001,  by and among Lamar
     Advertising Company, AMFM Operating Inc. and Deutsche Banc Alex. Brown Inc. (incorporated by reference to Exhibit 1.1 to the Current Report Form 8-K (File No. 000-30242) filed by Lamar Advertising Company on January 12,
     2001).

99(b)Underwriting  Agreement,  dated  as of June 4,  2001,  by and  among  Lamar
     Advertising Company, AMFM Operating Inc. and Deutsche Banc Alex. Brown Inc. (incorporated by reference to Exhibit 1.1 to the current report on Form 8-K (File No. 000-30242) filed by Lamar Advertising Company on June 7, 2001).

99(c)Lock-Up  Agreement,  dated as of June 5, 2001,  between AMFM Operating Inc.
     and Deutsche Banc Alex. Brown Inc. (filed herewith).

99(d)Lock-Up  Agreement,  dated  as of  June  5,  2001,  between  Clear  Channel
     Communications, Inc. and Deutsche Banc Alex. Brown Inc. (filed herewith).

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  June 13, 2001


                                           CLEAR CHANNEL COMMUNICATIONS, INC.


                                  By:      /s/ Herbert W. Hill, Jr.
                                  --------------------------------------------
                                  Name:    Herbert W. Hill, Jr.
                                  Title:   Senior Vice President/
                                           Chief Accounting Officer


                                           AMFM INC.


                                  By:      /s/ Herbert W. Hill, Jr.
                                  --------------------------------------------
                                  Name:    Herbert W. Hill, Jr.
                                  Title:   Senior Vice President/
                                           Chief Accounting Officer


                                  AMFM HOLDINGS INC.


                                  By:      /s/ Herbert W. Hill, Jr.
                                  --------------------------------------------
                                  Name:    Herbert W. Hill, Jr.
                                  Title:   Senior Vice President/
                                           Chief Accounting Officer


                                  CAPSTAR BROADCASTING PARTNERS, INC.

                                  By:      /s/ Herbert W. Hill, Jr.
                                  --------------------------------------------
                                  Name:    Herbert W. Hill, Jr.
                                  Title:   Senior Vice President/
                                           Chief Accounting Officer


                                  AMFM OPERATING INC.


                                  By:      /s/ Herbert W. Hill, Jr.
                                  --------------------------------------------
                                  Name:    Herbert W. Hill, Jr.
                                  Title:   Senior Vice President/
                                           Chief Accounting Officer

                                  Exhibit Index

                  Name of Exhibit

99(a)Underwriting  Agreement,  dated as of January 11, 2001,  by and among Lamar
     Advertising Company, AMFM Operating Inc. and Deutsche Banc Alex. Brown Inc. (incorporated by reference to Exhibit 1.1 to the Current Report Form 8-K (File No. 000-30242) filed by Lamar Advertising Company on January 12,
     2001).

99(b)Underwriting  Agreement,  dated  as of June 4,  2001,  by and  among  Lamar
     Advertising Company, AMFM Operating Inc. and Deutsche Banc Alex. Brown Inc. (incorporated by reference to the current report on Form 8-K (File No. 000-30242) filed by Lamar Advertising Company on June 7, 2001)

99(c)Lock-Up  Agreement,  dated as of June 5, 2001,  between AMFM Operating Inc.
     and Deutsche Banc Alex. Brown Inc. (filed herewith).

99(d)Lock-Up  Agreement,  dated  as of  June  5,  2001,  between  Clear  Channel
     Communications, Inc. and Deutsche Banc Alex. Brown Inc. (filed herewith).

                                                                  Exhibit 99(c)

                                LOCK-UP AGREEMENT


                                                                   June 5, 2001

Deutsche Banc Alex. Brown Inc.
One South Street
Baltimore, MD 21202

         Re:      Lamar Advertising Company - Public Offering

Ladies and Gentlemen:

         The undersigned understands that you, acting on behalf of yourself and the several Underwriters, propose to enter into an Underwriting Agreement (the "Underwriting Agreement") with Lamar Advertising Company, a Delaware corporation (the "Company"), and a selling shareholder to be named therein (the "Selling Shareholder") providing for the public offering (the "Public Offering") by the several Underwriters to be named in Schedule I to the Underwriting Agreement (the "Underwriters") of common stock, par value $.001 per share (the "Common Stock"), of the Company. Capitalized terms set forth herein and not otherwise defined shall have the meanings set forth in the Underwriting Agreement.

         In consideration of the Underwriters' agreement to purchase and make the Public Offering of the Common Stock, and for other good and valuable consideration receipt of which is hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of Deutsche Banc Alex. Brown Inc. on behalf of the Underwriters, the undersigned will not, during the period commencing on the date of the prospectus relating to the Public Offering (the "Prospectus") and ending 90 days thereafter, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock of the Company, or any securities of the Company which are substantially similar to the Common Stock, including, but not limited to, (x) any securities convertible into or exercisable or exchangeable for Common Stock or (y) any shares of Common Stock which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission, or (2) enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or any securities of the Company which are substantially similar to the Common Stock, including, but not limited to, any securities convertible into or exercisable or exchangeable for Common Stock, whether any such transaction described in clause
(1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. In addition, the undersigned agrees that, without the prior written consent of Deutsche Banc Alex. Brown Inc. on behalf of the Underwriters, it will not, during the aforementioned 90-day period, make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities of the Company which are substantially similar to the Common Stock, including, but not limited to, any securities convertible into or exercisable or exchangeable for Common Stock.

         Notwithstanding the foregoing, if the undersigned is an individual, he or she may transfer any Common Stock (or options exercisable into Common Stock granted under the Company's existing stock option plans which are otherwise transferable in accordance with such plans) either during his or her lifetime or on death by will or by intestacy to his or her immediate family or to a trust or other entity the beneficiaries or equity holders of which are exclusively the undersigned and/or a member of his or her immediate family; provided, however, that in any such case it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding the Common Stock (or options exercisable into Common Stock) transferred subject to the provisions of this Lock-Up Agreement, and there shall be no further transfer of such Common Stock (or options exercisable into Common Stock) except in accordance with this Lock-Up Agreement. For purposes of this Lock-Up Agreement, "immediate family" shall mean spouse, lineal descendant, father, mother, brother or sister of the transferor.

         In furtherance of the foregoing, the Company and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

         The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

         The undersigned understands that, if the Underwriting Agreement is not executed on or before June 30, 2001, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Stock to be sold thereunder, the undersigned shall be released from all obligations under this Lock-Up Agreement.

         The undersigned understands that the Underwriters will be entering into the Underwriting Agreement and proceeding with the Public Offering in reliance upon this Lock-Up Agreement.

         THIS LOCK-UP AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES THEREOF.

                            [Signature Page Follows]

                      [Signature Page to Lock-Up Agreement]

                                      Very truly yours,

                                      AMFM OPERATING, INC.

                                      By:      /s/ Juliana F. Hill
                                      ----------------------------------------
                                      Name:    Juliana F. Hill
                                      Title:   Senior Vice President - Finance

Accepted as of the date first set forth above:

DEUTSCHE BANC ALEX. BROWN INC.
       Acting on behalf of itself and the several Underwriters to be named in Schedule I to the Underwriting Agreement

By:      /s/ Frank J. Comas
   --------------------------------------------------
         Name:    Frank J. Comas
         Title:   Managing Director

                                                                 Exhibit 99(d)


                                LOCK-UP AGREEMENT


                                                                  June 5, 2001

Deutsche Banc Alex. Brown Inc.
One South Street
Baltimore, MD 21202

         Re:      Lamar Advertising Company - Public Offering

Ladies and Gentlemen:

         The undersigned understands that you, acting on behalf of yourself and the several Underwriters, propose to enter into an Underwriting Agreement (the "Underwriting Agreement") with Lamar Advertising Company, a Delaware corporation (the "Company"), and a selling shareholder to be named therein (the "Selling Shareholder") providing for the public offering (the "Public Offering") by the several Underwriters to be named in Schedule I to the Underwriting Agreement (the "Underwriters") of common stock, par value $.001 per share (the "Common Stock"), of the Company. Capitalized terms set forth herein and not otherwise defined shall have the meanings set forth in the Underwriting Agreement.

         In consideration of the Underwriters' agreement to purchase and make the Public Offering of the Common Stock, and for other good and valuable consideration receipt of which is hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of Deutsche Banc Alex. Brown Inc. on behalf of the Underwriters, the undersigned will not, during the period commencing on the date of the prospectus relating to the Public Offering (the "Prospectus") and ending 90 days thereafter, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock of the Company, or any securities of the Company which are substantially similar to the Common Stock, including, but not limited to, (x) any securities convertible into or exercisable or exchangeable for Common Stock or (y) any shares of Common Stock which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission, or (2) enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock or any securities of the Company which are substantially similar to the Common Stock, including, but not limited to, any securities convertible into or exercisable or exchangeable for Common Stock, whether any such transaction described in clause
(1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. In addition, the undersigned agrees that, without the prior written consent of Deutsche Banc Alex. Brown Inc. on behalf of the Underwriters, it will not, during the aforementioned 90-day period, make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities of the Company which are substantially similar to the Common Stock, including, but not limited to, any securities convertible into or exercisable or exchangeable for Common Stock.

         Notwithstanding the foregoing, if the undersigned is an individual, he or she may transfer any Common Stock (or options exercisable into Common Stock granted under the Company's existing stock option plans which are otherwise transferable in accordance with such plans) either during his or her lifetime or on death by will or by intestacy to his or her immediate family or to a trust or other entity the beneficiaries or equity holders of which are exclusively the undersigned and/or a member of his or her immediate family; provided, however, that in any such case it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding the Common Stock (or options exercisable into Common Stock) transferred subject to the provisions of this Lock-Up Agreement, and there shall be no further transfer of such Common Stock (or options exercisable into Common Stock) except in accordance with this Lock-Up Agreement. For purposes of this Lock-Up Agreement, "immediate family" shall mean spouse, lineal descendant, father, mother, brother or sister of the transferor.

         In furtherance of the foregoing, the Company and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

         The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

         The undersigned understands that, if the Underwriting Agreement is not executed on or before June 30, 2001, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Stock to be sold thereunder, the undersigned shall be released from all obligations under this Lock-Up Agreement.

         The undersigned understands that the Underwriters will be entering into the Underwriting Agreement and proceeding with the Public Offering in reliance upon this Lock-Up Agreement.

         THIS LOCK-UP AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES THEREOF.

                            [Signature Page Follows]

                      [Signature Page to Lock-Up Agreement]

                                                     Very truly yours,

                                      CLEAR CHANNEL COMMUNICATIONS, INC.

                                      By:      /s/ Juliana F. Hill
                                      ----------------------------------------
                                      Name:    Juliana F. Hill
                                      Title:   Senior Vice President - Finance

Accepted as of the date first set forth above:

DEUTSCHE BANC ALEX. BROWN INC.
       Acting on behalf of itself and the several Underwriters to be named in Schedule I to the Underwriting Agreement

By:      /s/ Frank J. Comas
   --------------------------------------------------
         Name:    Frank J. Comas
         Title:   Managing Director